Eaton Vance Management 255 State Street Boston, Massachusetts 02109 Ph: 617-482-8260; Fx: 617-598-0432

May 22, 2006 VIA EDGAR

Vincent J. DiStefano U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Registration Statement for Eaton Vance Special Investment Trust on behalf of Eaton Vance Investment Grade Income Fund (File Nos. 2-27962 and 811-1545)

Dear Mr. DiStefano:

This letter responds to comments provided via telephone to me on May 17, 2006 for the prospectus for Eaton Vance Investment Grade Income Fund (“Fund”), a series of Eaton Vance Special Investment Trust. We did not receive any comments on the statement of additional information or any other section of the registration statement. Our summary of the comments and our responses thereto are provided below.

A post-effective amendment for the Fund will be filed with the U.S. Securities and Exchange Commission via the Edgar filing system before the effective date of the registration statement filed on March 9, 2006 incorporating the responses highlighted below.

PROSPECTUS COVER PAGE

Comment:	We note that the cover page states that the Fund is a “diversified fund seeking current income and total return.” This statement is redundant.

Response:	The Fund respectfully submits that the cover page disclosure reflects the current investment objectives of the Fund and the Investment Grade Income Portfolio (“Portfolio”), the underlying registered investment company in which all of the assets of the Fund will be invested. The Portfolio commenced operations in 2000 and has the same investment objectives and policies as the Fund. As such, no change has been made in response to this comment.

PROSPECTUS

Comment:	Please consider adding disclosure stating that investment grade securities rated BBB by Standard & Poor’s Rating Group may have speculative characteristics. Please also add disclosure regarding how much of the
Portfolio’s portfolio will be invested in such securities.

Mr. DiStefano May 22, 2006

Response:	The requested disclosure has been added to the first paragraph under the section “Investment Objectives and Principal Policies and Risks” located at page 3 of the prospectus.

Comment:	Please consider adding additional disclosure regarding the risk of utilizing leverage.

Response:	The Portfolio does not currently utilize financial leverage. As stated in the prospectus, however, “[t]he Portfolio may borrow amounts up to one-third of the value of its total assets (including borrowings), but it will not borrow more than 5% of the value of its total assets except to satisfy redemption requests or for other temporary purposes.” As further stated in the prospectus, “such borrowings would result in increased expenses to the
Fund and, while they are outstanding, would magnify increases or decreases in the value of Fund shares.” In light of the foregoing, the Fund respectfully submits that additional disclosure is not necessary. As such, no change has been made in response to this comment.

Comment:	Please advise whether each of the Fund and the Portfolio may borrow up to one-third of the value of its total assets.

Response:	Under the Investment Company Act of 1940, as amended, each of the Fund and the Portfolio may borrow amounts up to one-third of the value of its total assets. The Fund currently invests all of its assets in the Portfolio and, as a feeder fund, has no current intention to borrow. Although the Fund can withdraw from the Portfolio at any time without shareholder approval, any such change would be reflected in an amendment to the Fund’s registration statement.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 617.598.8570.

Very truly yours,

/s/ Kathryn A. McElroy Kathryn A. McElroy

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